Exhibit 99.1

FOR IMMEDIATE RELEASE

Suncor Energy invests in carbon capture technology company Svante

●	Svante Series D Funding boosted to $100 Million

●	Additional $25M Funding brings Suncor Energy as new strategic investor

VANCOUVER, BC/CALGARY, AB - March 18, 2021 (GLOBE NEWSWIRE) – Suncor and Svante Inc. today announced an equity financing agreement which provides Svante with the additional growth capital to accelerate the commercialization of Svante’s novel second generation CO2 capture technology in North America for the decarbonization of industrial emissions and hydrogen production.

Combined, Suncor and a number of family office investors have invested $25 million USD of equity financing, bringing the total proceeds raised under Svante’s Series D financing to $100 million USD, up from $75 million as announced on February 2nd, 2021, and completing the largest single private investment into point source carbon capture technology globally to date.

This final closing of the Series D financing includes Canadian energy company, Suncor Energy, and Carbon Direct SPV I LLC. Existing investors Temasek, Chart Industries, Carbon Direct, OGCI Climate Investments, BDC Cleantech Practice, Chevron Technology Ventures, The Roda Group, Chrysalix Venture Capital and Export Development Canada (EDC) also participated in the Series D round, reflecting strong on-going support for the Company, including its market strategy and recent progress.

Svante has now attracted more than $175 million USD in total funding since it was founded in 2007 to develop and commercialize its breakthrough solid sorbent technology at half the capital cost of traditional engineered solutions.

“Svante has generated a pipeline of potential new project opportunities capturing over 40 million tonnes of CO2 per year before 2030 from natural gas industrial boilers, cement and lime, and blue hydrogen industrial facilities, mainly in North America and spurred by both US and Canada federal CO2 tax credits and prices on CO2 emissions. The net-zero pledges of major countries and large corporations is also a key driver for the interest and rapid growth of the carbon capture and storage new industry.’’ said Claude Letourneau, President & CEO of Svante Inc. ‘’We strive to create world-changing solutions that address climate change and accelerate the global transition to carbon neutrality, reversing human impact on the climate and building a commercially viable CO2 marketplace.’’

According to Mark Little, President & CEO of Suncor, “Carbon Capture is a strategic technology area for Suncor to reduce GHG emissions in our base business and produce blue hydrogen as an energy product. An investment in Svante is expected to support the acceleration of commercial scale deployment of a technology that has the potential to dramatically reduce the cost associated with carbon capture. We are excited to become both an investor in and a collaborative partner with the company.”

‘’We are pleased to partner with a leading Canadian player in the energy industry, along-side existing investor Cenovus, and to benefit not only from their financial support but also their commitment to deliver low-carbon fuels and blue hydrogen to transform the energy system.’’ said Claude Letourneau.

Supporting Svante with the transaction were financial advisors Fort Capital Partners and Full Circle Capital, and legal counsel Blake, Cassels & Graydon LLP.

About Svante

Svante offers companies in emissions-intensive industries a commercially viable way to capture large-scale CO2 emissions from existing infrastructure, either for safe storage or to be used for further industrial use in a closed loop. With the ability to capture CO2 directly from industrial sources at less than half the capital cost of existing solutions, Svante makes industrial-scale carbon capture a reality. Svante’s Board of Directors includes Nobel Laureate and former Secretary of Energy, Steven Chu and CEO of OGCI Climate Investments Pratima Rangarajan. To learn more about Svante’s technology, click here or visit Svante’s website at www.svanteinc.com. You can also connect with us on LinkedIn or Twitter @svantesolutions.

About Suncor Energy

Suncor Energy is Canada's leading integrated energy company. Suncor's operations include oil sands development and upgrading, offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources, while also growing a renewable energy portfolio and advancing the transition to a low-carbon future. Suncor is listed on the UN Global Compact 100 stock index. Suncor's common shares (symbol: SU) are listed on the Toronto and New York stock exchanges. For more information about Suncor, visit our web site at suncor.com, or follow us on Twitter @Suncor.

Suncor: Legal Advisory – Forward Looking Information

This news release contains certain forward-looking statements within the meaning of applicable Canadian and U.S. securities laws. Some of the forward-looking statements may be identified by words like "expected", "potential" and similar expressions. Forward-looking statements are based on information available at the time the statement was made. Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties. Actual results may differ materially from those expressed or implied by its forward-looking statements. Suncor's most recently filed Management's Discussion & Analysis and other documents Suncor files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements.

Svante Contact	Suncor Contacts

Julia McKenna (media)	Media inquiries
jmckenna@svanteinc.com	media@suncor.com
+ 1 (778) 985 5722	+1 (833) 296 4570

Investor inquiries
invest@suncor.com
+1 (800) 558 9071